[redacted]

09057857

UNITED STATES
AND EXCHANGE COMMISSION
shington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-65875 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OLYMPIA ASSET MANAGEMENT, Ltd.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

888 SEVENTH AVENUE, 17th FLOOR
(No. and Street)

NEw YORK, N.Y. 10019
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MICHAEL O. BUNSIS (212) 586-7225
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GREENE, ARNOLD G., CPA
(Name – *if individual, state last, first, middle name*)

866 UNITED NATIONS PLAZA, NEW YORK, N.Y. 10017
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 13 2009
THOMSON REUTERS

SEC Mail Processing Section
FEB 26 2009
Washington, DC
111

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

## OATH OR AFFIRMATION

I, MICHAEL P. MURPHY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of OLYMPIA ASSET MANAGEMENT, Ltd., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

TIM POULOS
NOTARY PUBLIC, State of New York
No. 01P04952928
Qualified in Queens County
Cert Filed in County
Commission Expires September 7, 20 05

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (CASH FLOWS)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# OLYMPIA ASSET MANAGEMENT, LTD.

## FINANCIAL STATEMENTS
## AND
## INDEPENDENT AUDITOR'S REPORT

## FORM X-17A-5

## FOR THE YEAR ENDED

## DECEMBER 31, 2008

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT

# OLYMPIA ASSET MANAGEMENT, LTD.

## CONTENTS

## DECEMBER 31, 2008

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT
866 UNITED NATIONS PLAZA
NEW YORK, N.Y. 10017

(212) 751-6910
FAX (516) 742-5813

## INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and
Stockholder of
Olympia Asset Management, Ltd.

I have audited the accompanying statement of financial condition of Olympia Asset Management, Ltd. as of December 31, 2008 and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted the audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Olympia Asset Management, Ltd. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules listed in the accompanying index is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arnold G. Greene

February 24, 2009

# OLYMPIA ASSET MANAGEMENT, LTD.

## STATEMENT OF FINANCIAL CONDITION

## DECEMBER 31, 2008

### ASSETS

| | | |
|---|---|---|
| **Assets**: | | |
| Cash | | $ 250,440 |
| Receivables from brokers and dealers: | | |
| Clearance account | $ 523,825 | |
| Good faith deposit account | 50,111 | 573,936 |
| Furniture, Fixtures and Equipment (net of Accumulated depreciation of $56,071) | | 54,977 |
| Other assets: | | |
| Deposits | | 129,839 |
| **Total assets** | | **$1,009,192** |

### LIABILITIES AND STOCKHOLDER'S EQUITY

| | | |
|---|---|---|
| **Liabilities**: | | |
| Accrued compensation | | $ 349,616 |
| Accrued expenses payable | | $ 290,747 |
| **Total current liabilities** | | **640,363** |
| **Stockholder's equity**: | | |
| Common stock, no par value; authorized 200 shares; outstanding 100 shares. | $ 10,000 | |
| Additional paid-in capital | 290,000 | |
| Retained earnings | 68,829 | |
| **Total stockholder's equity** | | **368,829** |
| **Total liabilities and stockholder's equity** | | **$1,009,192** |

See notes to financial statements.

# OLYMPIA ASSET MANAGEMENT, LTD.

## STATEMENT OF INCOME AND EXPENSE

## FOR THE YEAR ENDED DECEMBER 31, 2008

| | | |
|---|---|---|
| Revenues: | | |
| Commissions | | $13,251,354 |
| Other income and interest | | 714,876 |
| Trading account loss | | ( 551,438) |
| **Total revenue** | | **13,414,792** |
| Expenses: | | |
| Salaries of voting stockholders | $ 2,980,883 | |
| Other employee compensation | 6,660,598 | |
| Commissions paid to other broker-dealers | 159,396 | |
| Regulatory fees | 125,877 | |
| Insurance expense | 250,674 | |
| Rent | 287,199 | |
| Telephone | 176,277 | |
| Quote expense | 176,974 | |
| Professional fees | 259,671 | |
| Payroll tax expense | 322,057 | |
| Taxes | 55,098 | |
| Selling expenses | 252,540 | |
| Other expenses | 1,336,893 | |
| **Total expenses** | | **13,044,137** |
| Income (loss) before federal income taxes | | 370,655 |
| Less: federal income tax | | (-0-) |
| **Net income** | | **$ 370,655** |

See notes to financial statements.

# OLYMPIA ASSET MANAGEMENT, LTD.

## STATEMENT OF CASH FLOWS

## FOR THE YEAR ENDED DECEMBER 31, 2008

| | | |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES:** | | |
| Net income | | $ 370,655 |
| Adjustments to reconcile net loss to net cash Provided by operating activiites: | | |
| Depreciation | $ 13,500 | |
| **CHANGES IN OPERATING ASSETS AND LIABILITIES:** | | |
| Receivable from brokers and dealers | 1,652,228 | |
| Accrued compensation | ( 2,229,477) | |
| Distributions | ( 586,680) | |
| Accrued expenses | 70,661 | |
| **Total adjustments** | | ( 1,079,768) |
| **Net cash provided by operating activities** | | ( 709,113) |
| **CASH USED IN INVESTING ACTIVITIES** | | |
| Purchases of property and equipment | | ( 4,959) |
| **Net decrease in cash and cash equivalents** | | ( 714,072) |
| **CASH AND CASH EQUIVALENTS – January 1, 2008** | | 964,512 |
| **CASH AND CASH EQUIVALENTS - December 31, 2008** | | $ 250,440 |



The accompanying notes are an integral part of these financial statements.

## OLYMPIA ASSET MANAGEMENT, LTD.

## STATEMENT OF CHANGES IN STOCKHOLDERS EQUITY

## FOR THE YEAR ENDED DECEMBER 31, 2008

| | |
|---|---|
| Stockholders Equity, January 1, 2008 | $ 584,854 |
| Add: Net income | 370,655 |
| Less: Distributions | ( 586,680) |
| Stockholders' Equity, December 31, 2008 | **$ 368,829** |

### STATEMENT OF CHANGES IN LIABILITIES

### SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

### FOR THE YEAR ENDED DECEMBER 31, 2008

| | |
|---|---|
| Balance, January 1, 2008 | $ -0- |
| Increases and (decreases) | -0- |
| Balance, December 31, 2008 | **$ -0-** |

See notes to financial statements.

# OLYMPIA ASSET MANAGEMENT, LTD.

# NOTES TO FINANCIAL STATEMENTS

# DECEMBER 31, 2008

## 1. DESCRIPTION OF BUSINESS

Olympia Asset Management, Ltd. (the "Company") is a registered securities broker-dealer located in New York, New York. The company became a member of the National Association of Securities Dealers ("NASD") on September 9, 2003, and commenced operations on that date as a securities broker-dealer. Operations consist primarily of the execution of securities trades for customers on an agency and riskless principal basis. The Company was incorporated under the laws of the State of New York on December 4, 2002 and changed its name from Murphy Financial Group, Inc. on March 24, 2003.

## 2. SIGNIFICANT ACCOUNTING POLICIES

The Company records securities transactions and related revenue and expenses on a trade date basis.

Depreciation of furniture and equipment is provided on a straight-line basis and MACRS method of depreciation.

For purposes of the Statement of Cash Flows, the Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported revenues and expenses. Actual results could vary from the estimates that were used.

The stockholder of the Company has elected to be taxed as an "S" corporation for federal and New York State tax purposes. Under "S" status, the Company is not subject to federal and NYS corporate income taxes on its taxable income. Instead, the stockholder is individually liable for income taxes on corporate taxable income. Accordingly, the accompanying financial statements only provide for corporation income taxes imposed by New York City.

## 3. DUE FROM CLEARING FIRM

The Company has a clearing agreement with Penson Financial Services, Inc. The clearing broker has custody of the Company securities and cash balances. These securities and/or cash positions serve as collateral for any amounts due to the clearing broker and as collateral for potential defaults of the Company's customers, which are carried, on the books and records of the clearing broker.

# OLYMPIA ASSET MANAGEMENT, LTD.

## CONTINUED NOTES TO FINANCIAL STATEMENTS

At December 31, 2007, the amount due from the Company's clearing firm consisted of net commission's receivable of $2,175,052 and a clearing deposit of $50,000.

4. **LEASE COMMITMENT**

The Company leases an office facility under a lease expiring in 2009. Rent expense under the office lease has been recognized on a straight-line basis to account for rent concessions during the lease term, resulting in a deferred rent liability of $3,092 at December 31, 2008. Total rent expense was $287,199 for the year.

5. **FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK**

The Company executes, as principal and agent, securities transactions on behalf of its customers. If either the customer or counter-party fail to perform, the Company may be required to discharge the obligations of the non-performing party. In such circumstances, the Company may sustain a loss if the market value of the security is different from the contract value of the transaction.

The Company is engaged in trading and brokerage activities with customers, broker-dealers and other counterparties. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty.

The Company places its cash in commercial checking accounts; bank balances may from time to time exceed federally insured limits.

6. **RELATED PARTY TRANSACTIONS**

The stockholder received capital distributions from the Company in the amount of $586,680 during the year.

7. **EMPLOYEE BENEFIT PLAN**

The Company maintains a 401(k) plan the (the"Plan") for the benefit of substantially all full-time employees. Eligible employees may make voluntary contributions to the Plan, subject to statutory and Plan limitations.

8. **THE FOLLOWING SUPPLEMENTARY INFORMATIN IS SUBMITTED:**

Exemption from Rule 15c3-3 is claimed under (k) (2) (ii ):
All customer transactions are cleared through another broker-dealer, Penson Financial Services, Inc. on a fully disclosed basis.

# OLYMPIA ASSET MANAGEMENT, LTD.

**NOTES TO FINANCIAL STATEMENTS CONTINUED-**

**NET CAPITAL REQUIREMENTS:**

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1. The Rule requires that the Company maintain minimum net capital, as defined, of 6.67% of aggregated indebtedness, as defined, or $5,000, whichever is greater.
Net capital as reported on page 9 of this audited Form X-17A-5 indicates net capital of $184,013, which exceeded the required minimum net capital of $42,690 by $141,323. In January 2009, the Company filed part IIA of Form X-17A-5 (unaudited) and reported the same net capital of $184,013.

9. **LEGAL MATTERS**:

Two arbitrations have been filed against the firm by customers. The cases are in the discovery phase. Management is vigorously defending the actions and believes it will prevail on the merits.

10. **INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION:**

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k) (2) (i ) of the rule.

11. **COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION:**

The Company claims exemption from the requirements of rule 15c3-3, under Section (k) (2) (i ) of the rule.

12. **OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK**

In the normal course of business, the Company may have cash at banks in excess of federally Insured limits and is exposed to the credit risk resulting from this concentration of cash.

## OLYMPIA ASSET MANAGEMENT, LTD.

## COMPUTATION OF NET CAPITAL

## DECEMBER 31, 2008

| | | |
|---|---|---|
| Stockholders' equity | | $ 368,829 |
| Less: non-allowable assets | | (184,816) |
| Net capital before haircuts | | 184,013 |
| Less: Haircuts on securities | | -0- |
| **Net capital** | | **184,013** |
| Greater of: | | |
| Minimum dollar net capital required | $ 5,000 | |
| or | | |
| Minimum net capital required: (6.67% of aggregate indebtedness $640,363) | $ 42,690 | 42,690 |
| **Excess net capital** | | **$ 141,323** |
| **Excess net capital at 100%** | | **$ 119,976** |

**AGGREGATE INDEBTEDNESS**

| | |
|---|---|
| Accounts payable and accrued expenses, etc. | $ 640,363 |
| Percentage of aggregate indebtedness to net capital | 348% |

See notes to financial statements.

## OLYMPIA ASSET MANAGEMENT, LTD.

## RECONCILIATION OF NET CAPITAL WITH FOCUS REPORT

## DECEMBER 31, 2008

| | |
|---|---|
| Net capital per company's unaudited X-17A-5, Part IIA Filing (Focus Report) | $184,013 |
| Less: Audit adjustments | -0- |
| Net capital per audited report, December 31, 2008 | **$184,013** |

No material differences existed between the unaudited and audited net capital computation.

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT
866 UNITED NATIONS PLAZA
NEW YORK, N.Y. 10017
(212) 751-6910
FAX (516) 742-5813

## INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors and Stockholders of

**OLYMPIA ASSET MANAGEMENT, LTD.**

In planning and performing our audit of the financial statements and supplementary schedules of Olympia Asset Management, LTD. (the "Company") for the year ended December 31, 2008, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(I) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management and required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affect the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies that results in more than remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report recognized that it is not practicable in an organization the size of the Company to achieve all the divisions of duties and cross-checks generally included in a system internal accounting control, and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulation Authority, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 24, 2009



END